Filing Pursuant to Rule 424(b)(3)
Registration Statement No. 333-129319
Selling Security Holder Offering Prospectus
Viragen, Inc.
23,012,640 shares of common stock

     This prospectus covers the resale of an aggregate of 23,012,640 shares of our common stock, consisting of 2,476,196 shares issuable upon conversion of convertible debentures, 7,611,508 shares issuable upon conversion of convertible notes (or upon exercise of warrants issuable upon redemption of the convertible notes), 9,284,719 shares issuable in payment of interest on the convertible notes and 3,640,217 shares issuable upon exercise of outstanding common stock purchase warrants issued in connection with the convertible debentures and convertible notes. We will not receive any proceeds from the sale of shares by the selling security holders.
     Our common stock is listed on the American Stock Exchange under the symbol “VRA”. On October 24, 2005, the last reported sale price for our common stock was $0.47 per share.
     This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See “Risk Factors” beginning at page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is November 9, 2005.

No dealer, sales representative or any other person has been authorized to give any information or to make any representations other than those contained in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the company. This prospectus does not constitute an offer of any securities other than those to which it relates or an offer to sell, or a solicitation of any offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information set forth herein is correct as of any time subsequent to the date hereof.
     You should rely only on the information provided or incorporated by reference in this prospectus. We have not authorized anyone to provide you with additional or different information. This document may only be used where it is legal to sell these securities. You should not assume that any information in this prospectus is accurate as of any date other than the date of this prospectus.

ABOUT VIRAGEN
     Because this is a summary, it does not contain all the information about us that may be important to you. You should read the more detailed information and the financial statements and related notes which are incorporated by reference in this prospectus.
     Viragen, Inc. is a biopharmaceutical company focused on the research, development, manufacture and commercialization of innovative technologies and products used to treat infectious diseases and cancers in humans. We are pioneering the science of avian transgenics whereby we intend to produce high quality proteins and antibodies in the egg whites of transgenic chickens. Through collaborations with recognized experts, companies and institutions worldwide we are developing leading-edge science to combat hepatitis, melanoma, ovarian cancer, breast cancer and other cancers.
     We are an international company, with our development and manufacturing operations in Umeå, Sweden, our research and development activities in Edinburgh, Scotland, and our headquarters in Plantation, Florida.
     Our product and technology portfolio includes,
•	Multiferon®, natural leukocyte-derived multi-subtype interferon alpha, used in the treatment of a number of viral diseases and cancer indications.

•	Avian Transgenics, whereby we intend to develop and use transgenic chickens to produce therapeutic proteins and antibodies for human use in the whites of eggs.

•	VG101, an antibody to the GD3 antigen, which is over-expressed on malignant melanoma tumors, thereby preventing the body’s natural immune system from stopping cancer cell growth and proliferation.

•	VG102, an antibody to the CD55 antigen, which is over-expressed on nearly all solid cancerous tumors and which prevents the body’s natural immune system from killing cancer cells.
     Our majority-owned subsidiary, Viragen International, Inc., whose shares are traded on the over-the-counter Bulletin Board under the symbol “VGNI,” is a biopharmaceutical company engaged in the research, development, manufacture and sale of a natural human alpha interferon product indicated for treatment of a broad range of viral and malignant diseases. We produce our natural human alpha interferon product under the brand name of Multiferon® from human white blood cells, also known as leukocytes. Natural interferon-alpha is one of the body’s most important natural defense mechanisms to foreign substances like viruses, but it also stimulates and modulates the human immune system.
     Our executive offices are located at 865 SW 78th Avenue, Suite 100, Plantation, Florida 33324. Our telephone number is (954) 233-8746; our facsimile number is (954) 233-1414. Unless otherwise indicated, references in this prospectus to “Viragen,” “we,” “us” and “our” are to Viragen, Inc., and our wholly-owned and majority-owned subsidiaries.

Recent Events
September 15, 2005 Securities Purchase Agreement
     On September 15, 2005, Viragen, Inc. entered into a securities purchase agreement under which Viragen sold its convertible, amortizing debentures in the aggregate principal amount of $2 million and common stock purchase warrants to purchase up to 952,381 shares of common stock. Viragen received net proceeds of approximately $1.2 million after giving effect to an original issue discount and payment of commissions and expenses relating to the sale. As a condition precedent to consummation of the sale of the debentures and warrants, Viragen entered into agreements with each of the eight holders of its convertible promissory notes dated June 18, 2004 in the aggregate principal amount of $20 million to, among other things, extend the maturity date of those promissory notes from March 31, 2006 to August 31, 2008.
     A more complete description of the September 15, 2005 securities purchase agreement and agreements to amend the notes dated June 18, 2004 is contained elsewhere in this prospectus.
Annual Meeting of Stockholders
     Viragen has called its annual meeting of stockholders to consider (a) electing two directors to the board of directors who will be classified as class B directors, to serve for a three-year term and until their successors have been elected and qualified, (b) approval, in accordance with the rules of the American Stock Exchange, of the September 15, 2005 securities purchase agreement and the possible issuance at less than market value of more than 19.9% of Viragen’s outstanding common stock pursuant thereto, (c) an amendment to Viragen’s certificate of incorporation to increase the number of shares of common stock that Viragen is authorized to issue from 100 million shares to 250 million shares and (d) ratifying the appointment of Ernst & Young LLP, as our independent registered public accounting firm. Viragen has tentatively scheduled the meeting of stockholders for December 15, 2005.
American Stock Exchange Notice
     Viragen has received a deficiency letter from the American Stock Exchange (Amex) dated September 20, 2005, advising that, based upon its review of Viragen’s financial statements included in its Annual Report on Form 10-K for the fiscal year ended June 30, 2005, Viragen is not in compliance with Amex’s continued listing standards. Specifically, Viragen is not in compliance with Section 1003(a)(ii) of the Amex Company Guide, because the Company’s stockholders’ equity is less than $4,000,000 and it sustained losses from continuing operations and/or net losses in three out of its four most recent fiscal years, and Section 1003(a)(iii) of the Amex Company Guide, because the Company’s stockholders’ equity is less than $6,000,000 and it sustained losses from continuing operations and/or net losses in its five most recent fiscal years.
     Viragen submitted a plan to Amex which outlines Viragen’s plans to regain compliance with Amex’s continued listing standards. On October 25, 2005 Amex notified Viragen that it accepted Viragen’s plan of compliance and granted Viragen an extension of time until March 20, 2007 to regain compliance with Amex’s continued listing standards. Viragen will be subject to periodic review by Amex during the extension period. Failure to make progress consistent with the plan or to regain compliance with the continued listing standards by the end of the extension period could result in Viragen’s shares being delisted from Amex.
     Viragen’s outstanding convertible debt contains a provision that in the event its common stock is no longer traded on the Amex, New York Stock Exchange or NASDAQ, the debt holders have the right to request repayment of their investment with related accrued interest. Given Viragen’s current financial position, if the convertible debt holders were to request payment, we would likely be unable to repay these amounts and, in that event, would be in default of the debt agreements.

Selected Financial Data
     The following selected financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements and notes thereto and other financial information included in our Annual Report on Form 10-K for the year ended June 30, 2005, which is incorporated by reference into this prospectus. The consolidated statements of operations data set forth below of Viragen for the fiscal years ended June 30, 2005, 2004, 2003, 2002 and 2001 and the consolidated balance sheet data as of June 30, 2005, 2004, 2003, 2002 and 2001 have been derived from Viragen’s audited consolidated financial statements.

	Year Ended June 30,
	2005	2004	2003	2002	2001
STATEMENTS OF OPERATIONS DATA
Product sales	$278,784	$266,137	$630,785	$1,275,264	$—
Interest and other income, net	1,538,067	632,378	535,428	333,130	717,567
Net loss (a)	(26,207,706)	(18,177,164)	(17,348,686)	(11,088,832)	(11,007,809)
Net loss attributable to common stock	(26,209,856)	(18,179,714)	(17,351,336)	(11,091,482)	(11,010,459)
Basic and diluted net loss per common share (b)	(0.71)	(0.55)	(1.21)	(1.10)	(1.16)
Weighted average common shares outstanding (b)	36,697,852	33,183,832	14,393,803	10,041,571	9,511,691

	At June 30,
	2005		2004	2003	2002	2001
BALANCE SHEET DATA
Working (deficit) capital	$(7,300,733	)(d)	$25,181,900	$4,070,504	$(209,519)	$6,178,436
Total assets	21,984,792		48,219,996	27,867,417	20,796,604	12,820,951
Convertible notes and debentures, current (c)	16,104,994	(d)	—	2,224,599	711,982	—
Convertible notes and debentures, long-term (c)	—		12,490,919	1,827,163	—	—
Long-term debt	598,104		1,072,087	1,124,335	1,023,948	25,488
Stockholders’ equity	2,593,617		29,189,581	15,720,208	11,470,620	10,292,409
(a)	Net loss for the fiscal year ended June 30, 2005 includes a goodwill impairment charge of approximately $6.9 million.

(b)	Outstanding share and per share amounts have been adjusted retroactively to reflect the 1:10 reverse stock split that became effective on June 15, 2004.

(c)	Net of discounts.

(d)	Subsequent to June 30, 2005 the Company entered into agreements to extend the maturity date of its convertible notes from March 31, 2006 to August 31, 2008. As a result of the extension of the maturity date, the convertible notes will be reclassified from current to long-term. Such reclassification will correspondingly increase our working capital.

WHERE YOU CAN FIND MORE INFORMATION
     We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act covering the resale of the common stock offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information in the registration statement and the exhibits filed with it, portions of which have been omitted as permitted by the SEC rules and regulations. For further information concerning Viragen and the securities offered by this prospectus, we refer to the registration statement and the exhibits filed with it. Statements contained in this prospectus as to the content of any contract or other document referred to are not necessarily complete. Where a contract or other document is an exhibit to the registration statement, you should review the provisions of the exhibit to which reference is made. You may obtain these exhibits from the SEC, as discussed below.
     We are required to file annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read and copy these filings, as well as the registration statement of which this prospectus forms a part, at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You may request copies of these documents by writing to the SEC and paying the required fee for copying. Please call the SEC at 1-800-SEC-0330 for more information about the operation of their public reference rooms. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information filed electronically with the SEC. The address of that site is www.sec.gov.
     The SEC allows us to “incorporate by reference” into this prospectus information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file with the SEC following the date of this prospectus will automatically update and supercede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 14 or 15(d) of the Securities Exchange Act of 1934:
•	Our Current Report on Form 8-K dated October 19, 2005 filed with the SEC on October 19, 2005;

•	Our preliminary proxy statement filed with the SEC on October 6, 2005;

•	Our Current Report on Form 8-K dated September 20, 2005 filed with the SEC on September 22, 2005;

•	Our Current Report on Form 8-K dated September 15, 2005 filed with the SEC on September 15, 2005; and

•	Our Annual Report on Form 10-K for the fiscal year ended June 30, 2005 filed with the SEC on September 13, 2005.

     We will deliver without charge a copy of our Annual Report on Form 10-K for the fiscal year ended June 30, 2005 and our Quarterly Reports on Form 10-Q that are filed with the SEC for any quarter ending after June 30, 2005 to each person receiving a copy of this prospectus. If you need an additional copy of these documents, or if you would like to receive a copy of the other items referenced above, you may request copies, at no cost, by writing or telephoning us at the following address and number:
Dennis W. Healey
Chief Financial Officer
Viragen, Inc.
865 S.W. 78th Avenue, Suite 100
Plantation, Florida 33324
Telephone Number: (954) 233-8746

     Copies of our SEC filings and other information about us are also available free of charge on our website at www.viragen.com. The information on our website is neither incorporated into, nor a part of, this prospectus.

FORWARD-LOOKING STATEMENTS
     This prospectus, and other documents that we have incorporated by reference or included by attachment, contain forward-looking statements. Forward-looking statements express our expectations or predictions of future events or results. They are not guarantees and are subject to many risks and uncertainties. There are a number of factors – many beyond our control – that could cause actual events or results to be significantly different from those described in the forward-looking statement. Any or all of our forward-looking statements in this report or in any other public statements we make may turn out to be wrong.
     Forward-looking statements might include one or more of the following:
•	anticipated debt or equity fundings;

•	projections of future revenue;

•	anticipated clinical trial commencement dates, completion timelines or results;

•	anticipated receipt of regulatory approvals;

•	descriptions of plans or objectives of management for future operations, products or services;

•	forecasts of future economic performance; and

•	descriptions or assumptions underlying or relating to any of the above items.
     Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” or words of similar meaning. They may also use words such as, “would,” “should,” “could” or “may”. Factors that may cause our actual results to differ materially from those described in forward-looking statements include the risks discussed elsewhere in this prospectus under the caption “Risk Factors”.

RISK FACTORS
     An investment in our common stock is highly speculative. You should be aware you could lose the entire amount of your investment. Prior to making an investment decision, you should carefully read this entire prospectus and consider the following risk factors. The risks and uncertainties described below are not the only ones we face. There may be additional risks and uncertainties that are not known to us or that we do not consider to be material at this time. If the events described in these risks occur, our business, financial condition and results of operations could be adversely affected. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. This section discusses the business risk factors that might cause those differences.
Risks Related to Our Financial Condition
We have a history of losses due to lack of significant sales and regulatory approvals. If we do not receive necessary regulatory approvals and develop profitable operations, we will need to terminate our operations. As a result, investors may lose their entire investment.
     Since the organization of Viragen, we have incurred operating losses. Losses have totaled approximately:
•	$26.2 million for the fiscal year ended June 30, 2005;

•	$18.2 million for the fiscal year ended June 30, 2004; and

•	$17.3 million for the fiscal year ended June 30, 2003.
     At June 30, 2005, we had an accumulated deficit since organization of approximately $146.7 million and our working capital deficit of approximately $7.3 million.
     We presently produce a natural human alpha interferon product under the name Multiferon®. The product is approved for sale in Bulgaria, Chile, Mexico and Sweden as a second-line treatment of any and all diseases in which patient show an initial response to recombinant alpha interferon followed by treatment failure. The product is also approved for sale in Egypt, Hong Kong, Indonesia, Myanmar and South Africa as a second-line therapy for the treatment of chronic myelogenous leukemia and hairy cell leukemia. Our natural human alpha interferon is not approved for sale in the United States or other European Union countries, other than Sweden. We have not sought the approval of our natural human interferon product from the United States Food and Drug Administration or its European Union counterparts, except Sweden.
     We will not be able to significantly reduce our losses or operate profitably until we obtain the necessary approvals to manufacture and sell our natural human alpha interferon or other products on a widely accepted basis. We expect sales of our natural human alpha interferon to be our primary source of income for the foreseeable future. Investors must understand that our natural human alpha interferon product may never receive certain approvals sought from regulatory authorities. In addition, even if approval is received, we may not be able to achieve sufficient profit from the sale of our natural human alpha interferon. If we do not obtain the required approvals, or we do not profit from the sale of our natural human alpha interferon or other products, we will likely cease operations. In that case, investors in Viragen will likely lose their entire investment.

Our business is capital intensive, and we do not currently generate sufficient revenues to offset our debt service obligations, research and development activities and other operating expenses. As a result, and due to our recurring losses, accumulated deficit and cash flow difficulties, our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern. If we are unable to obtain additional funding, as and when required, we may have to significantly curtail the scope of our operations.
     We believe that our cash and cash equivalents are sufficient to meet our operating requirements through approximately December 31, 2005. As of June 30, 2005, we had approximately $6.9 million in cash. Subsequent to June 30, 2005, we received net proceeds of approximately $1.2 million from the sale of convertible debentures and common stock purchase warrants. At our present rate of expenditure and absent significant revenues from operations, of which there is no assurance, we anticipate that it will be necessary for us to raise additional funding in order to continue our operating activities beyond approximately December 31, 2005. In light of our recurring losses, accumulated deficit and cash flow difficulties, the report of our independent registered public accounting firm on our financial statements for the year ended June 30, 2005 contains an explanatory paragraph raising substantial doubt about our ability to continue as a going concern.
     Our operating losses and working capital requirements continue to adversely affect cash flow. Product sales for our fiscal years ended June 30, 2005, 2004 and 2003 were approximately $279,000, $266,000 and $631,000, respectively, which were not sufficient to generate positive cash flow from operations. Unless we are able to generate significant revenues from operations, we will be dependant upon further equity or debt fundings to meet our debt service obligations, conduct research and development activities and fund other operating expenses and to otherwise successfully execute our business plan subsequent to December 31, 2005. In the event of our inability to raise sufficient capital, or a lack of expanded revenue from the sale of our natural human alpha interferon product, we would be required to significantly curtail or suspend a portion or all of our operations. Further, sufficient funding may not be available to finance planned future scientific collaborations, planned marketing efforts or planned capital expenditures. Any failure to raise additional funds in the future may also result in our inability to successfully promote our brand name, complete existing and/or undertake new research and development projects, take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our financial condition and results of operations.
The recent economic and political environment has made raising capital difficult and the financings that we have consummated are dilutive to stockholders and may adversely affect the market price for our shares.
     As a result of the decline in the capital markets, which began in 2000, and certain world events, we have experienced a reduction in available investment capital coupled with investors’ general reluctance to invest in development companies. Our success in attracting additional funding has been limited to transactions in which our equity is used as currency. Financing activities during this period have consisted of sales of our common stock at a discount to the market price and the issuance of securities convertible into shares of our common stock, usually at a discount to prevailing market prices. In light of the availability of this type of financing, and the lack of alternative proposals, our board of directors has determined that the continued use of our equity for these purposes may be necessary if Viragen is to sustain operations. Equity financings of the type we have been required to pursue are dilutive to our stockholders and may adversely impact the market price for our shares.

Risks Related to this Offering and the Market for our Shares
The issuance of our shares upon conversion of the debentures or exercise of the warrants sold under our September 15, 2005 securities purchase agreement and upon conversion of outstanding convertible notes and exercise of outstanding options or warrants to purchase our common stock may cause significant dilution to our stockholders and may have an adverse impact on the market price of our common stock.
     As of the date of this prospectus, there are 39,296,666 shares of our common stock outstanding. Resales of shares by the purchasers under our September 15, 2005 securities purchase agreement will increase the number of our publicly traded shares, which could depress the market price of our common stock. Moreover, as all the shares we might issue upon conversion of the debentures or exercise of the warrants issued under the securities purchase agreement will be available for immediate resale as of the date of this prospectus, the mere prospect of these resales could depress the market price for our common stock.
     The perceived risk of dilution may cause our stockholders to sell their shares, which would contribute to a downward movement in the stock price of our common stock. Moreover, the perceived risk of dilution and the resulting downward pressure on our stock price could encourage investors to engage in short sales of our common stock. By increasing the number of shares offered for sale, material amounts of short selling could further contribute to progressive price declines in our common stock.
     As of the date of this prospectus, there are 30,903,265 shares of our common stock issuable upon exercise or conversion of the following securities. These securities represent approximately 78.6% of our outstanding shares of common stock as of the date of this prospectus.

Convertible preferred stock, Series A	916
Officers, employees, and directors options (exercisable at an average price of $5.41 through March 2014)	326,267
Consultant warrants (exercisable at an average price of $23.16 through February 2009)	105,000
Debt and equity offering warrants (exercisable at an average price of $1.12 through June 2008)	11,585,361
Convertible notes or related warrants issued upon redemption of notes (convertible/exercisable at $1.05 per share through August 2008)	16,980,956
Convertible debentures (convertible at $1.05 per share through September 2008)	1,904,765

30,903,265

We have received a deficiency notice from the American Stock Exchange and if we are unable to satisfy the Amex that we will regain compliance with its continued listing criteria, our shares may be delisted from Amex, which could adversely affect investor perception and may result in institutional and other investors refraining from purchasing our shares.
     Viragen has received a deficiency letter from the American Stock Exchange (Amex) dated September 20, 2005, advising that, based upon its review of Viragen’s financial statements included in its Annual Report on Form 10-K for the fiscal year ended June 30, 2005, Viragen is not in compliance with Amex’s continued listing standards. Specifically, Viragen is not in compliance with Section 1003(a)(ii) of the Amex Company Guide, because the Company’s stockholders’ equity is less than $4,000,000 and it sustained losses from continuing operations and/or net losses in three out of its four most recent fiscal years, and Section 1003(a)(iii) of the Amex Company Guide, because the Company’s stockholders’ equity is less than $6,000,000 and it sustained losses from continuing operations and/or net losses in its five most recent fiscal years. Viragen submitted a plan to Amex, which outlines Viragen’s plans to regain compliance with Amex’s continued listing standards. On October 25, 2005 Amex notified Viragen that it accepted Viragen’s plan of compliance and granted Viragen an extension of time until March 20, 2007 to regain compliance with Amex’s continued listing standards. Viragen will be subject to periodic review by Amex during the extension period. Failure to make progress consistent with the plan or to regain compliance with the continued listing standards by the end of the extension period could result in Viragen’s shares being delisted from Amex. In the event Viragen’s shares are delisted from Amex, its shares would be listed on the over-the-counter bulletin board; however, certain institutional investors have policies against investments in bulletin board companies and other investors may refrain from purchasing Viragen shares if they are not listing on a national securities exchange.
     In addition, Viragen’s outstanding convertible debt contains a provision that in the event its common stock is no longer traded on the Amex, New York Stock Exchange or NASDAQ, the debt holders have the right to request repayment of their investment with related accrued interest. Given Viragen’s current financial position, if the convertible debt holders were to request payment, we would likely be unable to repay these amounts and, in that event, would be in default of the debt agreements.
We are engaged in the biotechnology industry; as a result, the market price for our common stock may be subject to extreme volatility.
     The market for securities of biotechnology companies, including companies such as ours, has historically been more volatile than the market for stocks in general. As a result, the price of our common stock may be subject to wide fluctuations in response to factors, some of which are beyond our control, including, without limitation:
•	quarter-to-quarter variations in our operating results;

•	our announcement of material events;

•	price fluctuations in sympathy to others engaged in our industry; and

•	the effects of media coverage of our business.
Price volatility may prevent you from selling your shares of common stock when you desire to do so, and the inability to sell your shares in a rapidly declining market may substantially increase your risk of loss. Our common stock has traded between a high of $6.60 and a low of $0.44 since January 1, 2003.

We could use preferred stock to resist takeovers, and the issuance of preferred stock may cause additional dilution.
     Our Certificate of Incorporation authorizes the issuance of up to 1,000,000 shares of preferred stock, of which 2,150 shares of series A preferred stock are issued and outstanding on the date of this prospectus. Our Certificate of Incorporation gives our board of directors the authority to issue preferred stock without approval of our stockholders. We may issue additional shares of preferred stock to raise money to finance our operations. We may authorize the issuance of the preferred stock in one or more series. In addition, we may set the terms of preferred stock, including:
•	dividend and liquidation preferences;

•	voting rights;

•	conversion privileges;

•	redemption terms; and

•	other privileges and rights of the shares of each authorized series.
     The issuance of large blocks of preferred stock could possibly have a dilutive effect to our existing stockholders. It can also negatively impact our existing stockholders’ liquidation preferences. In addition, while we include preferred stock in our capitalization to improve our financial flexibility, we could possibly issue our preferred stock to friendly third parties to preserve control by present management. This could occur if we become subject to a hostile takeover that could ultimately benefit Viragen and Viragen’s stockholders.

Risks Related to our Business
Competitive conditions in the pharmaceutical industry may force us to terminate operations.
     Competition for investment capital and market share in the immunological and pharmaceutical products industry is very strong. Our competitors, which include major pharmaceutical companies, have more experience in research, development and clinical testing of pharmaceutical and biomedical products. We have not yet developed an immunological product that can be widely marketed. Our competitors also have greater financial, marketing and human resources. Some of our competitors, including Hoffmann-La Roche, Inc. and Schering-Plough Corporation, have received approvals for their synthetic interferons. They have been marketing their products since 1986 and have received wide acceptance from the medical community and the patient population for their products. This will make it more difficult for us to introduce and penetrate the market with our product, if and when we receive the necessary regulatory approvals. We expect competition to increase in the future.
     In addition, technological advances made by our competitors may make synthetic interferon products more effective, less costly and with less harmful side effects. We may not be able to keep pace with technological advances by others, either because we do not have sufficient resources or because we cannot achieve greater improvements in our technology. If we are unable to compete with our larger, more experienced competitors, we will likely cease operations.
     Competition for funding in the pharmaceutical industry is also intense. We have a limited source of income at this time, and we will require additional funding to conduct the clinical trials that will be necessary in order to receive regulatory approvals. We must obtain additional funding from outside sources to conduct these trials. If we are unable to locate funding or obtain funding on reasonable terms, we may be forced to cease operations. In that case, investors in Viragen will likely lose their entire investment.
Government regulation may affect Viragen’s ability to develop and distribute natural interferon.
     All pharmaceutical manufacturers are subject to state, federal and foreign rules and regulations, including those of the United States Food and Drug Administration, Asian markets and the European Union regulatory authorities. These rules and regulations are constantly changing. These changes could extend the period of clinical trials, involve costly compliance measures and may restrict our ability to produce and distribute our natural interferon product based on the results of testing. It is possible that we may never receive these regulatory approvals for any specific illness or range of illnesses that we are attempting to treat with our natural interferon product. Our inability to receive regulatory approvals will limit our revenues and, ultimately, could require us to cease operations.
If patients have problems receiving third party reimbursements for natural interferon, it will be more difficult to market our product. In addition, our marketing costs would increase.
     Our ability to successfully market our products will depend in part on the availability of reimbursements from government health administration authorities, private health coverage insurers and other organizations. The pricing of products similar to ours, or the amount of reimbursement available to patients, may affect our ability to market our product at a profit. Third party reimbursement limitations could restrict the patient population that will use our product. If third party payors decline or otherwise limit reimbursement for our product, sales would likely decline and we could be required to increase our marketing efforts, which, in turn, will involve greater expense to us.

Our proprietary technology and any future patents that we receive may not provide sufficient protection to us.
     We intend to rely, in part, on technology developed by our scientists for the efficient and safe production of natural interferon, our avian transgenics technologies and our oncology technologies. If we are not successful in obtaining patents or demonstrating that our production processes are proprietary under trade secret law, we will have limited protection against those who might copy our technology. We are aware of no claims that our patents or other proprietary technology infringes on the rights of any third party; however any such claims that may arise could adversely affect us, even if these claims are untrue. We cannot assure you that any of our patent applications will be approved. Even if granted, we cannot assure you that these patents or any future patent applications or our other proprietary rights will provide sufficient protection to us.
If we are unable to produce targeted drugs in egg whites of transgenic chickens in commercially viable quantities, we will be unable to recoup our research and development expenses and we will be unable to successfully market these drugs.
     Our avian transgenics project, still in the development stage, is designed to enable Viragen to produce protein-based drugs, including monoclonal antibodies, inside the egg whites of transgenic developed chickens. Even if we are successful in producing the targeted commercial proteins in egg whites, we are unable to predict whether this technology will yield commercially viable quantities. Our inability to produce commercially viable quantities of these protein-based drugs will likely require us to discontinue our avian transgenics activities.
Technology transfers to third parties may not result in revenue to us and exclusive technology transfers will preclude us from seeking alternative revenue streams.
     One of our proposed marketing strategies is to license our manufacturing technology to third parties. They, in turn, will use our technology to produce and market our natural interferon outside the United States of America. We cannot guarantee that these third parties will be able to successfully market the product or that we will receive revenue from their efforts. To the extent that we transfer technology to third parties on an exclusive basis, we will be precluded from granting other parties the opportunity to conduct successful marketing activities.
We may be exposed to product liability claims, and our product liability insurance may not be sufficient to cover all claims or continue to be available to us.
     Persons who claim to be injured from use of our natural interferon, or other products or processes, may file claims for personal injuries or other damages against us. Directives in the European Union provide for strict liability and permit compensation claims to be made within a ten year period from when the product is placed on the market, and three years from the event giving rise to the claim, thereby creating a 13 year period within which compensation claims could be asserted. In order to protect ourselves against these claims, we maintain product liability insurance in the amount of $10,000,000. We cannot be sure that our insurance coverage will be adequate to insulate us from liabilities that may result from the use of our products. Also, in the future this type of insurance may not be available, or we may not be able to afford this form of insurance.

Our reliance on foreign third party manufacturers may disrupt operations.
     Foreign manufacturing could expose us to risks involved with fluctuations in exchange rates of foreign currencies. In addition, reliance on international vendors exposes us to all the risks of dealing with a foreign manufacturing source. These risks include:
•	unexpected changes in regulatory requirements;

•	tariffs and other trade barriers, including import and export restrictions;

•	political or economic instability;

•	compliance with foreign laws;

•	transportation delays and interruptions;

•	difficulties in protecting intellectual property rights in foreign countries; and

•	currency exchange risks.
Foreign manufacturing arrangements may also limit our control, and could disrupt our operations, which, in turn, could negatively impact upon your investment in us.
We do not expect to pay dividends in the foreseeable future.
     We have never paid cash dividends on our common stock. We do not expect to pay cash dividends on our common stock any time in the foreseeable future. The future payment of dividends directly depends upon our future earnings, capital requirements, financial requirements and other factors that our board of directors will consider. For the foreseeable future, we will use earnings from operations, if any, to finance our growth, and we will not pay dividends to our common stockholders. You should not rely on an investment in our common stock if you require dividend income. The only return on your investment in our common stock, if any, would most likely come from any appreciation of our common stock.
We depend on the continued services of our executive officers and on our ability to attract and maintain other qualified employees.
     While we do not rely upon one specific individual to provide the management and scientific leadership, the team of executive management in the U.S. and the scientific teams located in Scotland and Sweden, taken together, are crucial to the future development of the company. Though competition for qualified scientific and managerial personnel is at times intense in the markets in which we operate, we have in the past had a high level of success in attracting and retaining such personnel, and, while we can give you no assurance, we anticipate continued success in such regard in the future.

USE OF PROCEEDS
     We will not receive any of the proceeds from the sale of shares by the selling security holders. To the extent that the warrants underlying certain of the shares covered by this prospectus are exercised on other than a cashless basis, we could receive gross proceeds of up to approximately $1.19 million. We intend to use any net proceeds we receive upon the exercise of warrants for general corporate purposes, including:
•	funding of the commercialization of our Multiferon® product:

•	funding collaborative research projects for the development of new technologies;

•	financing capital expenditures;

•	payment of financing obligations; and

•	working capital.
     Pending use of the net proceeds for any of these purposes, we may invest the net proceeds in short-term, investment grade, interest-bearing securities.
SELLING SECURITY HOLDERS
Securities Purchase Agreement dated September 15, 2005
     On September 15, 2005 Viragen, Inc. entered into a securities purchase agreement under which Viragen sold its convertible, amortizing debentures and common stock purchase warrants to four institutional investors under Section 4(2) of the Securities Act of 1933, as amended, and the rules and regulations thereunder, including Rule 506 of Regulation D.
     Under the purchase agreement, we sold the investors debentures in the aggregate principal amount of $2,000,000 for a purchase price of $1,430,000, after giving effect to an original issue discount in the amount of $570,000. The debentures are convertible at a conversion price of $1.05 per share, subject to adjustment, including in the event that Viragen subsequently issues securities at less than the conversion price then in effect. The debentures provide for amortization in 32 equal monthly installments of principal, commencing on January 1, 2006. Monthly amortization payments may be made by Viragen in cash, plus a 10% premium on the amortization amount, or in shares of its common stock at a 5% discount to market price (computed by reference to the volume weighted average price of Viragen’s common stock during the five trading day period immediately preceding the amortization due date). Viragen has the right to require the debenture holders to convert their debentures in the event that the volume weighted average price of Viragen common stock exceeds $2.00 per share for 30 consecutive trading days, the resale of the shares issuable upon conversion of the debentures are covered by an effective registration statement, and certain other conditions are met.
     In connection with the purchase agreement, Viragen also issued common stock purchase warrants to the investors to purchase 952,381 shares of its common stock, exercisable for three years at an exercise price of $1.25 per share. Subject to certain conditions, Viragen has the right to call the warrants if the volume weighted average price for Viragen common stock exceeds 250% of the prevailing exercise price of the warrants for 20 consecutive trading days.
     Conversion of the debentures and exercise of the warrants is subject to a 4.99% cap on the beneficial ownership that each investor may have at any point in time while the debentures and warrants are outstanding.

     HPC Capital Management acted as placement agent in connection with the purchase agreement. HPC Capital Management introduced us to the selling security holders and assisted us with structuring the purchase agreement. As consideration for HPC Capital Management’s services as placement agent in connection with the purchase agreement, we agreed to pay HPC Capital Management, as placement agent, a cash commission equal to $200,000.
     Resale of the shares of our common stock issuable in connection with the purchase agreement dated September 15, 2005 is covered by this prospectus.
Amendments to Agreements with Convertible Note Holders
     On June 18, 2004, Viragen consummated the sale of $20 million in convertible promissory notes and common stock purchase warrants to eight accredited and institutional investors. The notes were due to mature on March 31, 2006.
     We previously registered the resale of an aggregate of 24,768,416 shares of our common stock issued and issuable in connection with our June 18, 2004 sale of the convertible promissory notes (SEC Registration Number 333-117338), consisting of 17,150,405 shares issuable upon conversion of the notes, 2,170,960 shares issuable as interest payable on the notes and 5,357,051 shares issuable upon exercise of warrants sold in connection with the notes. The number of shares we registered for resale was calculated based upon the contractual $1.516 conversion price of the notes, the $1.819 exercise price of the warrants and the then current market price of our shares for purposes of estimating interest payments on the notes. The notes and warrants include provisions to reduce the conversion price of the notes and exercise price of the warrants in the event we issue shares of common stock at less than the conversion price of the notes and exercise price of the warrants.
     On September 15, 2005, Viragen, Inc. entered into agreements with each of the eight holders of its convertible promissory notes dated June 18, 2004 in the aggregate principal amount of $20 million to:
•	extend the maturity date of the note from March 31, 2006 to August 31, 2008;

•	provide for mandatory conversion of the notes if the volume weighted average price for the Company’s common stock exceeds $2.00 per share for 30 consecutive trading days;

•	amend the adjustment provisions of the notes and the warrants issued in connection therewith to provide for “full ratchet” rather than “weighted average” adjustments in the event that the Company issues securities in the future (other than an “exempt issuance” as defined in the notes) for a price of less than the then current conversion price of the notes or 119% of the then current exercise price of the warrants, as the case may be. Full ratchet adjustments reduce the conversion and exercise prices to the lowest price at which Viragen may issue securities in the future. Weighted average adjustments reduce the conversion and exercise prices to a lower price, weighted based upon the average price at which Viragen’ shares have been sold;

•	expand the definition of “exempt issuance” under the notes and related warrants to exclude from the adjustment provisions of the notes and related warrants, the Company’s issuance of shares (a) in a firm commitment public offering by a reputable underwriter, (b) under equity compensation plans approved by a majority of the Company’s independent directors or a majority of the non-employee members of a committee of the board, (c) in connection with any future acquisition of the minority interest in Viragen International, Inc. and (d) in connection with strategic transactions not undertaken with the primary purpose of raising capital.

     In view of the adjustment provisions of the amended agreements with holders of the convertible promissory notes dated June 18, 2004 and the $1.05 conversion price of the convertible debentures and $1.25 exercise price of the warrants issued under the September 15, 2005 securities purchase agreement, the conversion prices and exercise price of the convertible promissory notes dated June 18, 2004 and related common stock purchase warrants were reduced to $1.05 and $1.25 per share, respectively.
     As a result of the reduction in the conversion price of the notes and exercise price of the warrants, the number of shares we previously registered is no longer sufficient to meet our contractual obligations to the holders of notes dated June 18, 2004. This registration statement covers the resale of an additional 19,298,344 shares that we may be required to issue in connection with the notes and related warrants, consisting of 7,611,508 shares issuable upon conversion of the notes, 9,284,719 shares issuable as interest payable on the notes and 2,402,117 shares issuable upon exercise of warrants sold in connection with the notes.

Ownership Table
     The following table sets forth:
•	the name of each selling security holder;

•	the amount of common stock owned beneficially by each selling security holder;

•	the number of shares that may be offered by each selling security holder pursuant to this prospectus;

•	the number of shares to be owned by each selling security holder following sale of the shares covered by this prospectus; and

•	the percentage of our common stock to be owned by each selling security holder following sale of the shares covered by this prospectus (based on 39,296,666 shares of common stock of Viragen outstanding as of the date of this prospectus), as adjusted to give effect to the issuance of shares upon the exercise of the named selling security holder’s warrants, but no other person’s warrants.
     Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to outstanding voting securities, as well as any voting securities which the person has the right to acquire within 60 days, through the conversion or exercise of any security or other right. The information as to the number of shares of our common stock owned by each selling security holder is based upon our books and records and the information provided by our transfer agent.
     We may amend or supplement this prospectus, from time to time, to update the disclosure set forth in the table. Because the selling security holders identified in the table may sell some or all of the shares owned by them which are included in this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, no estimate can be given as to the number of shares available for resale hereby that will be held by the selling security holders upon termination of this offering. We have, therefore, assumed for the purposes of the following table, that the selling security holders will sell all of the shares owned beneficially by them, which are covered by this prospectus, but will not sell any other shares of our common stock that they presently own.
     The registration statement of which this prospectus forms a part also includes 9,284,719 shares of our common stock issuable as interest on the convertible promissory notes dated June 18, 2004. Interest on the notes is payable quarterly and, at our option, may be paid by the issuance of our common stock. The number of shares issuable for each interest payment will be equal to the dollar amount of interest due divided by the arithmetic average of the closing bid prices for our common stock during the 20 trading days prior to the interest payment date. We have registered a number of shares issuable as interest on the notes through their maturity date, based upon the closing bid price of our common stock at the time the registration statement was filed with the Securities and Exchange Commission. In the event we elect to make all interest payments on the notes through the issuance of our shares, and assuming the notes remain outstanding until maturity, the number of shares we have registered may be more or less than the number of shares that will be necessary to make all interest payments, due to fluctuations in the market price for our shares at the time quarterly interest payments are calculated.
     The Number of Shares Owned column in the following table does not give effect to the issuance to each of the selling security holders of their allocable portion of (i) the 9,284,719 shares registered for the purpose of paying interest on the convertible promissory notes dated June 18, 2004 or (ii) Viragen’s contractual obligation to register an additional 30% of the number of shares issuable upon conversion of the debentures, notes and warrants issued in connection with the debentures inasmuch as the shares described in (i) and (ii) are not deemed to be beneficially owned. Any shares that Viragen may determine to issue in payment of interest on the convertible notes will not be beneficially owned by a selling security holder until notified of Viragen’s election to make an interest payment by issuing its shares, and the selling security holder becomes irrevocably bound to accept such payment. The Number of Shares to be Offered Column in the table gives effect to the sale by each of the selling security holders of their allocable portion of (iii) the 9,284,719 shares registered for the purpose of paying interest on the convertible promissory notes dated June 18, 2004 and (iv) Viragen’s contractual obligation to register an additional 30% of the number of shares issuable upon conversion of the debentures, notes and warrants issued in connection with the debentures.

				Number of Shares
	Number of Shares	Number of Shares to		Owned After	Percent After
Name of Selling Security Holder	Owned (9)	be Offered (9)		Offering (9) (10)	Offering (11)
Alexandra Global Master Fund Ltd.	4,793,339	3,377,210	(1)	3,348,343	5.1%
Alpha Capital AG	1,479,856	482,459	(2)	1,273,427	2.0%
Bristol Investment Fund, Ltd.	2,586,954	1,633,094	(3)	1,781,952	2.8%
Crescent International, Ltd.	2,178,010	1,150,634	(4)	1,579,437	2.5%
Crestview Capital Master, LLC	2,960,483	2,115,551	(5)	1,949,054	3.0%
Omicron Master Trust	2,687,122	1,929,834	(6)	1,861,410	2.9%
Palisades Master Fund, L.P.	7,785,316	6,534,355	(7)	3,183,175	4.9%
Satellite Strategic Finance Associates, LLC	6,974,256	5,789,503	(8)	4,497,120	6.8%
(1)	Includes 1,332,014 shares underlying convertible notes dated June 18, 2004 (or warrants that might be issued upon redemption of the notes), 1,624,826 shares that Viragen may determine to issue as interest on the notes and 420,370 shares underlying common stock purchase warrants issued in connection with the purchase agreement governing the notes dated June 18, 2004, as amended. Alexandra Investment Management, LLC, a Delaware limited liability company (“Alexandra”), serves as investment adviser to Alexandra Global Master Fund Ltd., a British Virgin Islands company (“Master Fund”). By reason of such relationship, Alexandra may be deemed to share dispositive power over the shares of common stock stated as beneficially owned by Master Fund. Alexandra disclaims beneficial ownership of such shares of common stock. Messrs. Mikhail A. Filimonov (“Filimonov”) and Dimitri Sogoloff (“Sogoloff”) are managing members of Alexandra. By reason of such relationships, Filimonov and Sogoloff may be deemed to share dispositive power over the shares of common stock stated as beneficially owned by Master Fund. Filimonov and Sogoloff disclaim beneficial ownership of such shares of common stock. Any of Filimonov, Sogoloff and Mr. Vadim Iosilevich (“Iosilevich”), all of whom are employed by Alexandra, may make investment decisions about the shares offered by this prospectus for Alexandra on behalf of the named selling security holder, whose address is 767 Third Avenue, 39th Floor, New York, New York 10017. Iosilevich also disclaims beneficial ownership of such shares.

(2)	Includes 190,288 shares underlying convertible notes dated June 18, 2004 (or warrants that might be issued upon redemption of the notes), 232,117 shares that Viragen may determine to issue as interest on the notes and 60,054 shares underlying common stock purchase warrants issued in connection with the purchase agreement governing the notes dated June 18, 2004, as amended. The person making investment decisions for the named selling security holder is Konrad Ackerman, whose address is Pradafant 7, Furstentums 9490, Vaduz, Liechtenstein.

(3)	Includes 123,811 shares underlying convertible debentures and 61,906 shares underlying common stock purchase warrants received in connection with the September 15, 2005 securities purchase agreement and 570,864 shares underlying convertible notes dated June 18, 2004 (or warrants that might be issued upon redemption of the notes), 696,354 shares that Viragen may determine to issue as interest on the notes and 180,159 shares underlying common stock purchase warrants issued in connection with the purchase agreement governing the notes dated June 18, 2004, as amended. Bristol Capital Advisors, LLC is the investment manager to Bristol Investment Fund, Ltd. Paul Kessler, whose address is 10990 Wilshire Boulevard, Suite 1410, Los Angeles, California 90024, is a manager of Bristol Capital Advisors, LLC and as such has voting and investment control over the securities held by Bristol Investment Fund, Ltd. Mr. Kessler disclaims beneficial ownership of these securities.

(4)	Includes 123,811 shares underlying convertible debentures and 61,906 shares underlying common stock purchase warrants received in connection with the September 15, 2005 securities purchase agreement and 380,575 shares underlying convertible notes dated June 18, 2004 (or warrants that might be issued upon redemption of the notes), 464,236 shares that Viragen may determine to issue as interest on the notes and 120,106 shares underlying common stock purchase warrants issued in connection with the purchase agreement governing the notes dated June 18, 2004, as amended. Mel Craw and Maxi Brezzi, in their capacity as managers for Cantara (Switzerland) SA, the investment advisor to Crescent, share voting and dispositive power over the shares offered by Crescent. Messrs. Craw and Brezzi disclaim beneficial ownership of such shares of our common stock. The address for Messrs. Craw and Brezzi is 84 Avenue Louis-Casai, CH 1216 Cointrin, Geneva, Switzerland.

(5)	Includes 123,811 shares underlying convertible debentures and 61,906 shares underlying common stock purchase warrants received in connection with the September 15, 2005 securities purchase agreement and 761,150 shares underlying convertible notes dated June 18, 2004 (or warrants that might be issued upon redemption of the notes), 928,472 shares that Viragen may determine to issue as interest on the notes and 240,212 shares underlying common stock purchase warrants issued in connection with the purchase agreement governing the notes dated June 18, 2004, as amended. Stewart Flink has voting and dispositive power over the shares of our common stock owned by Crestview. The address of Mr. Flink is 95 Revere Drive, Suite A, Northbrook, Illinois 60062.

(6)	Includes 761,150 shares underlying convertible notes dated June 18, 2004 (or warrants that might be issued upon redemption of the notes), 928,472 shares that Viragen may determine to issue as interest on the notes and 240,212 shares underlying common stock purchase warrants issued in connection with the purchase agreement governing the notes dated June 18, 2004, as amended. Omicron Capital, L.P., a Delaware limited partnership (“Omicron Capital”), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (“Omicron”), Omicron Capital, Inc., a Delaware corporation (“OCI”), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited (“Winchester”) serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the shares of common stock owned by Omicron and, as of July 13, 2004, Mr. Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the shares of common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not “affiliates” of one another, as that term is used for purposes of the Securities Exchange Act of 1934, as amended, or of any other person named in this prospectus as a selling stockholder. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Omicron and Winchester.

(7)	Includes 2,104,763 shares underlying convertible debentures and 1,052,382 shares underlying common stock purchase warrants received in connection with the September 15, 2005 securities purchase agreement and 1,332,014 shares underlying convertible notes dated June 18, 2004 (or warrants that might be issued upon redemption of the notes), 1,624,826 shares that Viragen may determine to issue as interest on the notes and 420,370 shares underlying common stock purchase warrants issued in connection with the purchase agreement governing the notes dated June 18, 2004, as amended. PEF Advisors, LLC (“PEF”) serves as investment manager to Palisades Equity Fund, L.P., a limited partnership formed under the laws of the British Virgin Islands (“Palisades”). By reason of such relationships, PEF may be deemed to have dispositive power over the shares of our common stock owned by Palisades. PEF disclaims beneficial ownership of such shares of our common stock. Mr. Paul T. Mannion, Jr. and Mr. Andrew S. Reckles, managing members of PEF, have delegated authority from the members of PEF regarding the portfolio management decisions of Palisades with respect to the shares of common stock owned by Palisades. By reason of such delegated authority, Messrs. Mannion and Reckles may be deemed to share dispositive power over the shares of our common stock owned by Palisades. Messrs. Mannion and Reckles disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. The address of Messrs. Mannion and Reckles is 200 Mansell Court East, Suite 550A, Roswell, Georgia, 30076.

(8)	Includes 2,283,453 shares underlying convertible notes dated June 18, 2004 (or warrants that might be issued upon redemption of the notes), 2,785,416 shares that Viragen may determine to issue as interest on the notes and 720,634 shares underlying common stock purchase warrants issued in connection with the purchase agreement governing the notes dated June 18, 2004, as amended. Satellite Asset Management, L.P. serves as investment manager to Satellite Strategic Finance Associates, LLC. By reason of such relationship, Satellite Asset Management, L.P. may be deemed to share dispositive power over the shares of common stock stated as beneficially owned by Satellite Strategic Finance Associates, LLC. Satellite Asset Management, L.P. disclaims beneficial ownership of such shares of common stock. Messrs. Lief Rosenblatt, Mark Sonnino, Gabriel Nechamkin, Christopher Tuzzo, Brian Kriftcher, Stephen Shapiro and David Ford are the principals of Satellite Asset Management, L.P. By reason of their relationship, the named individuals may be deemed to share dispositive power over the shares of our common stock stated as beneficially owned by Satellite Strategic Finance Associates, LLC. Each of these named individuals disclaims beneficial ownership of such shares of common stock. The address of the named individuals is 623 Fifth Avenue, 20th Floor, New York, New York 10022.

(9)	Each selling security holder has contractually agreed not to convert its convertible debentures, convertible promissory notes or common stock purchase warrants to the extent that conversion or exercise would result in the selling security holder’s beneficial ownership exceeding the contractual limitation contained in the relevant transaction documents at any point in time. The contractual limitation applicable to holders of Viragen’s convertible debentures issued on September 15, 2005 and the common stock purchase warrants issued in connection with the debentures is 4.99%. The contractual limitation applicable to holders of Viragen’s convertible promissory notes issued June 18, 2004 and the common stock purchase warrants issued in connection with the promissory notes, is 4.99% (as to Bristol Investment Fund, Ltd., Crestview Capital Master, LLC, Palisades Master Fund, L.P., and Satellite Strategic Finance Associates, LLC) and 9.99% (as to Alexandra Global Master Fund Ltd., Alpha Capital AG, Crestview Capital Master, LLC and Omicron Master Trust). The table reflects ownership by the named selling security holders, without giving effect to the applicable contractual limitation on beneficial ownership.

(10)	Resale of the shares included in this column is covered by one or more effective registration statements permitting the named selling security holder to publicly resell the number of shares set forth.

(11)	Assumes the issuance of all shares issuable upon conversion of debentures and promissory notes and exercise of warrants, and the selling security holders’ disposition of all shares covered by this prospectus, but not the disposition of any other shares owned by the selling security holders.

     The selling security holders have participated in prior financings concluded by us. The following table describes their participation. The table does not give effect to the conversion of debentures and notes or exercise of warrants that took place subsequent to the date of financing.

		Securities Purchased
		Convertible	Shares of	Number of
Name of Investor	Date of Financing	Debentures/Notes	Common Stock	Warrants
Alexandra Global Master Fund Ltd.	June 18, 2004	$3,500,000		923,484

Alpha Capital AG	August 20, 2002		89,286
	November 8, 2002	$600,000		159,804
	January 31, 2003	$475,000	95,035	190,070
	April 16, 2003	$964,891		804,076
	June 27, 2003	$1,135,165		276,870
	September 29, 2003		379,464	75,893
	December 23, 2003		200,000	60,000
	June 18, 2004	$500,000		131,927

Bristol Investment Fund Limited	September 24, 2002		142,046	5,000
	November 8, 2002	$600,000		145,804
	April 16, 2003	$500,000		416,667
	June 27, 2003	$851,374		207,653
	September 29, 2003		379,465	75,893
	December 23, 2003		375,000	112,500
	June 18, 2004	$1,500,000		395,779

Crescent International Limited	January 31, 2003	$500,250	100,050	200,100
	April 16, 2003	$1,000,000		833,334
	June 27, 2003	$1,000,000		243,903
	September 29, 2003		446,429	89,286
	December 23, 2003		500,000	150,000
	June 18, 2004	$1,000,000		263,853

Crestview Capital Fund II, LP*	September 29, 2003		178,572	35,715
Crestview Capital Master, LLC	June 18, 2004	$2,000,000		527,705

Omicron Master Trust	June 18, 2004	$2,000,000		527,705

Palisades Equity Fund, LP **	September 23, 2002		138,889	5,000
	September 26, 2002		138,889	5,000
	September 30, 2002		166,667	5,000
	November 8, 2002	$750,000		182,243
	January 31, 2003	$1,000,000	200,075	400,150
	April 16, 2003	$1,350,549		1,117,125
Palisades Master Fund, LP	June 27, 2003	$2,000,000		487,805
	September 29, 2003		479,911	95,983
	December 23, 2003		850,000	255,000
	June 18, 2004	$3,500,000		923,484

Satellite Strategic Finance Associates, LLC	June 18, 2004	$6,000,000		1,583,114
*	An affiliate of Crestview Capital Master, LLC, the investor identified as a selling security holder in this offering.

**	An affiliate of Palisades Master Fund, LLC, the investor identified as a selling security holder in this offering.

     Neither the selling security holders nor HPC Capital Management has held any positions or offices or had material relationships with us or any of our affiliates within the past three years other than as a result of the ownership of our common stock. If, in the future, the selling security holders’ or HPC Capital Management’s relationship with us changes, we will amend or supplement this prospectus to update this disclosure.

PLAN OF DISTRIBUTION
     Each selling security holder and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares covered by this prospectus on the Amex or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling security holder may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.
     The selling security holders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.
     Broker-dealers engaged by the selling security holders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.
     In connection with the sale of the shares covered by this prospectus or interests therein, the selling security holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of Viragen common stock in the course of hedging the positions they assume. The selling security holders may also sell shares short and deliver these securities to close out their short positions, or loan or pledge the shares to broker-dealers that in turn may sell these securities. The selling security holders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

     The selling security holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling security holder has informed Viragen that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the shares. In not event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).
     Viragen is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares. Viragen has agreed to indemnify the selling security holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.
     Because selling security holders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling security holder has advised us that they have not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling security holders.
     We have agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling security holders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the shares for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling security holders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares covered by this prospectus by the selling security holders or any other person. We will make copies of this prospectus available to the selling security holders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

DESCRIPTION OF SECURITIES
     Viragen is currently authorized to issue up to 100,000,000 shares of common stock, par value $.01 per share and 1,000,000 shares of preferred stock, par value $1.00 per share. As of the date of this prospectus, there are 39,296,666 shares of common stock and 2,150 shares of series A preferred stock outstanding.
Common Stock
     Subject to the dividend rights of preferred stockholders, common stockholders share dividends on a proportionate basis, as may be declared by the board of directors. Upon liquidation, dissolution or winding up of Viragen, after payment to creditors and holders of our outstanding preferred stock, Viragen’s remaining assets, if any, will be divided proportionately on a per share basis among the holders of our common stock.
     Each share of our common stock has one vote. Holders of our common stock do not have cumulative voting rights. This means that the holders of a plurality of the shares voting for the election of directors can elect all of the directors. In that event, the holders of the remaining shares will not be able to elect any directors. Viragen’s By-Laws provide that a majority of the outstanding shares of our common stock constitute a quorum to transact business at a stockholders’ meeting. Our common stock has no preemptive, subscription or conversion rights, and our common stock is not redeemable.
Preferred Stock
     Viragen is authorized to issue a total of 1,000,000 shares of preferred stock, par value $1.00 per share. Viragen’s board of directors may issue preferred stock by resolutions, without any action of the stockholders. These resolutions may authorize issuance of preferred stock in one or more series. In addition, the board of directors may fix and determine all privileges and rights of the authorized preferred stock series including:
•	dividend and liquidation preferences,

•	voting rights,

•	conversion privileges, and

•	redemption terms.
     Viragen includes preferred stock in its capitalization to improve its financial flexibility. However, Viragen could use preferred stock to preserve control by present management, in the event of a potential hostile takeover of Viragen. In addition, the issuance of large blocks of preferred stock could have a dilutive effect to existing holders of Viragen’s common stock.
Series A Preferred Stock
     Viragen established the series A preferred stock in November 1986. Each share of series A preferred stock is immediately convertible, at the option of the holder, into .426 shares of our common stock. Dividends on the series A preferred stock are cumulative and have priority over dividends, if any, paid on our common stock. These dividends are payable in either cash or common stock, at Viragen’s option.

     The series A preferred stock has voting rights only if dividends are in arrears for five annual dividends. In such event, holder of series A preferred stock have the right to elect two directors. Voting rights terminate upon payment of the cumulative dividends. Viragen may redeem the series A preferred stock at any time after expiration of ten consecutive business days during which the bid or last sale price for our common stock is $60.00 per share or higher. There is no mandatory redemption or sinking fund obligation for the series A preferred stock.
     Owners of the series A preferred stock are entitled to receive $10.00 per share, plus accrued and unpaid dividends, upon liquidation, dissolution or winding up of Viragen. This obligation must be satisfied before any distribution or payment is made to holders of the common stock or other stock of Viragen junior to the series A preferred stock.
Transfer Agent
     The transfer agent for the shares of our common stock is Mellon Investor Services LLC, Newport Office Center VII, 480 Washington Boulevard, Jersey City, New Jersey 07310.
LEGAL MATTERS
     Schneider Weinberger & Beilly LLP will review the validity of the issuance of the shares of common stock, the resale of which is covered by this prospectus. Schneider Weinberger & Beilly LLP is located at 2200 Corporate Blvd., N.W., Suite 210, Boca Raton, Florida 33431.
EXPERTS
     The consolidated financial statements of Viragen, Inc. appearing in Viragen, Inc.’s Annual Report (Form 10-K) for the year ended June 30, 2005 and Viragen, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of June 30, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note A to the consolidated financial statements) and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Viragen, Inc.

Prospectus

November 9, 2005